NO ACT

P.E.
01/16/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

February 5, 2015

William L. Phillips III
Alpha Natural Resources, Inc.
wlphillips@alphanr.com

Re: Alpha Natural Resources, Inc.
Incoming letter dated January 16, 2015

Dear Mr. Phillips:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Alpha by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Alpha's intention to exclude the proposal from Alpha's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Alpha may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov



January 16, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934 - Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of Alpha Natural Resources, Inc. ("Alpha" and sometimes referred to hereinafter as the "Company") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Alpha intends to omit from its proxy solicitation materials for its 2015 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by the City of New York, Office of the Comptroller, on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Alpha expects to file its definitive proxy statement for the 2015 annual meeting of stockholders in April 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before the date upon which Alpha expects to file the definitive proxy solicitation materials for the 2015 annual meeting of stockholders (the "2015 Annual Meeting"). We respectfully request that the Staff of the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2015 proxy materials, pursuant to Exchange Act, Rule 14a-8(i)(9) on the basis that the Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov, and have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D and Rule 14a-8(j) under the Exchange Act, I am simultaneously forwarding to the Proponent by email, a copy of this letter as formal notice of the Company's intention to exclude the Proposal from its 2015 proxy materials.

I. The Proposal

The Proposal seeks a non-binding stockholder resolution requesting that the Company's Board of Directors (the "Board") amend the Company's bylaws to implement proxy access for director nominations. Under the Proposal, any stockholder or group of stockholders that collectively have beneficially owned 3% or more of the Company's shares continuously for at least three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Proposal, stockholders would be permitted to nominate up to one-quarter of the Board. Specifically, the Proposal states:

One Alpha Place
PO Box 16429
Bristol, Virginia 24209

866-322-5742 / 276-619-4410
www.alphanr.com

RESOLVED: Shareholders of Alpha Natural Resources, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

II. The Proposal Is Excludable Under Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with a Proposal to be Submitted by the Company in its Proxy Solicitation Materials for the 2015 Annual Meeting

A. The Company's Proposal

The Board has determined to submit a proposal to stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). The Board intends to seek stockholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit (i) a stockholder or (ii) a group of not more than five stockholders under common ownership and control, owning 5% or more of the Company's common stock continuously for at least five years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement and proxy card. Under the Company Proposal, such a stockholder or group of not more than five stockholders under common ownership and control would be permitted to nominate up to a certain number of director candidates to be included in the Company's proxy statement for a particular annual meeting of stockholders, specifically the greater of (i) one nominee or (ii) 15% of the directors then standing for election, rounding down to the nearest whole number of Board seats, subject to certain limitations. The Company intends to include the specific text of the proposed Bylaw amendments implementing the Company Proposal in the proxy solicitation materials for the 2015 Annual Meeting (the "2015 Proxy Materials").

B. Analysis

A stockholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to [stock]holders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a stockholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (such as the ownership percentage threshold of the Proponent's Proposal is different from the ownership percentage threshold included in the Company Proposal).

Alpha believes that it may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proposal conflicts directly with the Company Proposal, which will be included in Alpha's proxy solicitation materials for the 2015 Annual Meeting. The Company Proposal seeks to address the exact same right as the Proponent's Proposal (i.e., the right of Alpha's stockholders to nominate candidates for the Board and to have those nominees be included in Alpha's proxy solicitation materials). The Company Proposal provides that a single stockholder, or a group of not more than five stockholders under common ownership and control (rather than a group without limitation, as was proposed by the Proponent), collectively owning 5% or more of the Company's common stock continuously for at least five years (rather than 3% of Alpha's outstanding common stock owned continuously for at least three years, as was proposed by the Proponent) could nominate a candidate for election to the Board and have the nominee be included in Alpha's proxy solicitation materials for the relevant meeting of stockholders. Moreover, the Company Proposal provides that a stockholder would be permitted to nominate the greater of (i) one nominee or (ii) 15% of the directors then standing for election, rounding down to the nearest whole number of Board seats, rather than be permitted to nominate up to one quarter of the Board, as was proposed by the Proponent. Because each of (i) the number of stockholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal directly conflicts with the Company Proposal. Submitting both the Proponent's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for Alpha's stockholders that likely would result in inconsistent and ambiguous results.

The circumstances in the present case are directly analogous to the circumstances involved in the recent *Whole Foods Market, Inc.* (December 1, 2014) no-action request. In that case, a proponent submitted a proposal to Whole Foods Market, Inc. ("Whole Foods") for a non-binding stockholder resolution to request that the board of directors of Whole Foods adopt, and present for stockholder approval, a proxy access bylaw. Under the proposal, the requested bylaw would permit any one or more Whole Foods' stockholders that collectively has held at least 3% of the outstanding Whole Foods securities eligible to vote for the election of directors continuously for three years would be permitted to nominate candidates for election to the Board, and Whole Foods would be required to list such nominees with the nominees of its board of directors in its proxy solicitation materials for the applicable meeting of stockholders. The proposal further provides that Whole Foods stockholders would be permitted to nominate up to 20% of the Whole Foods board of directors, or no less than two if the size of the Whole Foods board of directors is reduced from its current size. The Staff concurred that Whole Foods may exclude the proposal under Rule 14a-8(i)(9) on the bases that (i) matters to be voted on at the upcoming annual meeting of Whole Foods stockholders include a proposal sponsored by Whole Foods to amend its bylaws to allow any stockholder owning 9% or more of the outstanding Whole Foods common stock continuously for five years to nominate candidates for election to the board and require Whole Foods to list such nominees with its board's nominees in its proxy solicitation materials; (ii) the stockholder proposal and the proposal sponsored by Whole Foods directly conflict and (iii) inclusion of both proposals would present alternative and conflicting decisions for the Whole Foods stockholders and would create the potential for inconsistent and ambiguous results.

In addition to the directly analogous precedent of the Whole Foods no-action letter, the Staff has consistently granted no-action relief under Rule 14a-8(i)(9) in other situations that are analogous to ours. The Staff has granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would (i) present alternative and conflicting decisions for stockholders and (ii) create the potential for inconsistent and ambiguous results. *See e.g., Deere & Company* (October 31, 2014) (stockholder proposal to adopt a 20% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *United Natural Foods, Inc.* (September 10, 2014) (stockholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Stericycle, Inc.* (March 7, 2014) (same as the *United Natural Foods, Inc.* no-action letter above); *Yahoo! Inc.* (March 6, 2014) (same as the *United Natural Foods, Inc.* no-action letter above); *Verisign, Inc.* (February 24, 2014) (stockholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 35% special meeting right), and *Dun & Bradstreet Corp.* (Jan. 31, 2012) (stockholder proposal to adopt a 10% special meeting right conflicted with a company proposal to adopt a 40% special meeting right), among many others.

The facts in the present instance are directly analogous to those under which the Staff granted no-action relief to Whole Foods, and substantially analogous to the facts in the above-described instances where no-action relief was afforded to companies based upon conflicting ownership thresholds with respect to the right to call a special meeting. As with the precedent set by the Whole Foods no-action letter, matters to be voted on at the 2015 Annual Meeting include the Company Proposal, a proposal sponsored by Alpha to seek stockholder approval to amend its bylaws to implement a form of proxy access. Likewise, there is direct conflict between the Proponent's Proposal and the Company Proposal, and the inclusion of both the Proponent's Proposal and the Company Proposal in the 2015 Proxy Materials would present alternative and conflicting decisions for Alpha's stockholders and would create the potential for inconsistent and ambiguous results.

III. Conclusion

Based upon the foregoing analysis, Alpha respectfully requests that the Staff concur that it will take no action if Alpha omits the Proposal from its 2015 Proxy Materials. Alpha reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with Alpha's conclusion that the Proposal can be omitted pursuant to Rule 14a-8(i)(9). If the Staff disagrees with the conclusions set forth in this letter, I would appreciate an opportunity to confer with you prior to the issuance of the Staff's response. We very much appreciate the Staff's attention to this matter.

Pursuant to Staff Legal Bulletin No. 14F (October 18, 2011), in order to facilitate transmission of the Staff's response to my request, my email address is wlphillips@alphanr.com, and the Proponent's email address is mgarlan@comptroller.nyc.gov.

If you have any questions or require any additional information, please do not hesitate to contact me at (276) 285-2134.

Sincerely,



William L. Phillips III
Vice President, Deputy General Counsel
and Assistant Secretary

Attachments as indicated

cc: Michael Garland
Assistant Comptroller
City of New York Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, NY 10007-2341
Email: mgarlan@comptroller.nyc.gov

Exhibit A



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 22, 2014

Mr. Vaughn R. Groves
Exec. V.P. and Secretary
Alpha Natural Resources
One Alpha Place
P. O. Box 16429
Bristol, VA 24209

Received
OCT 27 2014
Executive Department

Dear Mr. Groves:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Alpha Natural Resources common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Alpha Natural Resources, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Alpha Natural Resources **Cusip #: 02076X102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 493,720 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Alpha Natural Resources **Cusip #: 02076X102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 608,221 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Alpha Natural Resources **Cusip #: 02076X102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 212,808 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Alpha Natural Resources **Cusip #: 02076X102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 44,834 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: Alpha Natural Resources **Cusip #: 02076X102**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 9,900 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 86,010

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 67,201

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 177,261

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 14,034

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 13,231

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Teresa Darnell

From: Teresa Darnell
Sent: Monday, November 03, 2014 8:42 AM
To: 'mgarlan@comptroller.nyc.gov'
Subject: Stockholder Proposal
Attachments: NY Comptroller 11-3-14 Response.pdf

Good morning Mr. Garland,

Please see the attached letter sent on behalf of William L. Phillips III, Vice President, Deputy General Counsel and Assistant for Alpha Natural Resources.

Thanks,
Teresa



Alpha Natural Resources

Teresa J. Darnell
Assistant to the Corporate Secretary || Alpha Natural Resources
One Alpha Place, Bristol VA 24202
P.O. Box 16429, Bristol VA 24209
ph: 276-619-4023 | f: 276-628-1774 | tdarnell@alphanr.com | www.alphanr.com



Alpha Natural Resources

November 3, 2014

VIA EMAIL AND FACSIMILE
Michael Garland
Assistant Comptroller
City of New York Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, NY 10007-2341
Fax: (212) 669-4072
Email: mgarlan@comptroller.nyc.gov

Re: Stockholder Proposal

Dear Mr. Garland:

This letter acknowledges receipt of your letter postmarked October 23, 2014 by City of New York, Office of the Comptroller on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Comptroller"), requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a stockholder proposal in its proxy statement for its 2015 annual meeting of stockholders.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a stockholder's submission of a stockholder proposal to be included in a company's proxy statement. In reviewing the Comptroller's proposal, and without waiving any other possible grounds for exclusion, we noted certain procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a stockholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the stockholder meeting. While we note the letters from BNY Mellon ("BNY Mellon Letters") and State Street ("State Street Letters," and together with the BNY Mellon Letters, the "Ownership Letters") purport to confirm proof of ownership for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Funds"), we are unable to verify that the Funds have, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8 due to ambiguities contained in the Ownership Letters. In particular, we note the statements in the Ownership Letters that the Funds have held in custody continuously, on behalf of the Funds, their respective positions in Alpha, as to the BNY Mellon Letters, "from October 22, 2013 through October 31, 2013" and, as to the State Street Letters, "from November 1, 2013 through today," with the date of each of the State Street Letters being October 22, 2014. The postmarked date for the proposal received by Alpha was October 23, 2014, which leaves a period of time (October 22, 2013 through October 23, 2014) for which Alpha cannot confirm that the

One Alpha Place
PO Box 16429
Bristol, Virginia 24209

866-322-5742 / 276-619-4410
www.alphanr.com

Funds have, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal.

Please send me an affirmative written statement from the record holder(s) of Alpha's common stock that states that the Comptroller beneficially owns, and specifically verifies that the Comptroller has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including October 23, 2014. Please send this information to me using the fax, e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

Sincerely,



William L. Phillips III
Vice President, Deputy General Counsel and Assistant Secretary
wlphillips@alphanr.com

Enclosure

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a

deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the

company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

TRANSMISSION VERIFICATION REPORT

TIME : 11/03/2014 08:35
NAME : TECH SERVICES
FAX : 2766760816
TEL : 2766760816
SER.# : BROM5J408703

DATE,TIME	11/03 08:32
FAX NO./NAME	812126694072
DURATION	00:03:01
PAGE(S)	08
RESULT	OK
MODE	STANDARD ECM

Teresa Darnell

From: Teresa Darnell
Sent: Monday, November 03, 2014 8:57 AM
To: mgarlan@comptroller.nyc.gov
Subject: Stockholder Proposal
Attachments: NY Comptroller 11-3-14 Response (rev).pdf

Mr. Garland,

The previous letter sent earlier this morning contained a typographical error on the first page. Please disregard and see the attached revised letter.

Thanks,
Teresa


Alpha Natural Resources

Teresa J. Darnell
Assistant to the Corporate Secretary || Alpha Natural Resources
One Alpha Place, Bristol VA 24202
P.O. Box 16429, Bristol VA 24209
ph: 276-619-4023 | f: 276-628-1774 | tdarnell@alphanr.com | www.alphanr.com


Alpha Natural Resources

November 3, 2014

__VIA EMAIL AND FACSIMILE__
Michael Garland
Assistant Comptroller
City of New York Office of the Comptroller
Municipal Building
One Centre Street, Room 629
New York, NY 10007-2341
Fax: (212) 669-4072
Email: mgarlan@comptroller.nyc.gov

Re: Stockholder Proposal

Dear Mr. Garland:

This letter acknowledges receipt of your letter postmarked October 23, 2014 by City of New York, Office of the Comptroller on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Comptroller"), requesting that Alpha Natural Resources, Inc. ("Alpha" or the "Company") include a stockholder proposal in its proxy statement for its 2015 annual meeting of stockholders.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a stockholder's submission of a stockholder proposal to be included in a company's proxy statement. In reviewing the Comptroller's proposal, and without waiving any other possible grounds for exclusion, we noted certain procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a stockholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the stockholder meeting. While we note the letters from BNY Mellon ("BNY Mellon Letters") and State Street ("State Street Letters," and together with the BNY Mellon Letters, the "Ownership Letters") purport to confirm proof of ownership for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Funds"), we are unable to verify that the Funds have, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8 due to ambiguities contained in the Ownership Letters. In particular, we note the statements in the Ownership Letters that the Funds have held in custody continuously, on behalf of the Funds, their respective positions in Alpha, as to the BNY Mellon Letters, "from October 22, 2013 through October 31, 2013" and, as to the State Street Letters, "from November 1, 2013 through today," with the date of each of the State Street Letters being October 22, 2014. The postmarked date for the proposal received by Alpha was October 23, 2014, which leaves a period of time (October 22, 2014 through October 23, 2014) for which Alpha cannot confirm that the

One Alpha Place
PO Box 16429
Bristol, Virginia 24209

866-322-5742 / 276-619-4410
www.alphanr.com

Funds have, in fact, held shares of Alpha common stock continuously for a period of at least one year as of and including the date of submission of the proposal.

Please send me an affirmative written statement from the record holder(s) of Alpha's common stock that states that the Comptroller beneficially owns, and specifically verifies that the Comptroller has continuously held, the required amount of Alpha common stock for at least the one-year period preceding and including October 23, 2014. Please send this information to me using the fax, e-mail or mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

Sincerely,



William L. Phillips III
Vice President, Deputy General Counsel and Assistant Secretary
wlphillips@alphanr.com

Enclosure

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a

deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the

company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

TRANSMISSION VERIFICATION REPORT

TIME : 11/03/2014 08:51
NAME : TECH SERVICES
FAX : 2766760816
TEL : 2766760816
SER.# : BROM5J408703

DATE,TIME	11/03 08:48
FAX NO./NAME	812126694072
DURATION	00:03:06
PAGE(S)	08
RESULT	OK
MODE	STANDARD ECM



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 5, 2014

Mr. William L. Phillips III
Vice President, Deputy Gen. Counsel and
Assistant Secretary
Alpha Natural Resources
One Alpha Place
P. Box 16429
Bristol, VA 24209

Dear Mr. Phillips:

In response to your letter, dated November 3, 2014 regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to Alpha Natural Resources (the "Company"), in accordance with SEC Rule 14a-8 (b), I enclose letters from State Street Bank and Trust Company, the Systems' custodian bank since November 1, 2013, certifying that at the time the shareholder proposal was submitted to the Company, each held, continuously since November 1, 2013, at least $2,000 worth of shares of the Company's common stock. I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

As you know, I previously provided the Company with letters from The Bank of New York Mellon Corporation certifying that each of the Systems held continuously at least $2,000 worth of shares of the Company's common stock for the twelve months ending October 31, 2013.

Our current and former custodian banks have each confirmed that they are DTC participants.

Sincerely,

Michael Garland

Enclosure



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 86,010

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 14,034

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 13,231

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 67,201

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 3, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 to October 23, 2014 as noted below:

Security: ALPHA NATURAL RESOURCES

Cusip: 02076X102

Shares: 177,261

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President